UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Enservco Corporation

(Name of Issuer)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

29358Y102

(CUSIP Number)

Richard Murphy

c/o Cross River Capital Management LLC

31 Bailey Avenue, Unit D

Ridgefield, Connecticut 06877

Telephone Number: 203-438-0023

With a copy to:

Douglas T. Holod

Maslon LLP

90 South 7th Street, Suite 3300

Minneapolis, MN 55402

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59833J107

1	Names of reporting persons Cross River Capital Management LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of	7	Sole voting power: 0
shares beneficially owned by	8	Shared voting power: 18,971,914 (1)
each reporting	9	Sole dispositive power: 0
person with	10	Shared dispositive power: 18,971,914 (1)
11	Aggregate amount beneficially owned by each reporting person 18,971,914 (1)
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
13	Percent of class represented by amount in Row 11 26.2 (2)
14	Type of reporting person (see instructions) IN

(1)

Includes 18,346,914 shares of common stock (“Common Stock”) of Enservco Corporation (the “Issuer”) held by Cross River Partners, L.P. (“Cross River Partners”), a private investment vehicle of which Cross River Capital Management LLC serves as the general partner, and warrants to purchase 625,000 shares of Common Stock of the Issuer held by Cross River Partners.

(2)

Based on 71,802,546 shares of Common Stock of the Issuer outstanding as of October 7, 2020, as reported by the Issuer to the Reporting Persons (as defined in Item 2 below). See Items 2 and 4 below for agreements among and the beneficial ownership of a potential Section 13(d) group formed among the Reporting Persons.

CUSIP No. 59833J107

1	Names of reporting persons Cross River Management LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) 
6	Citizenship or place of organization Delaware
Number of	7	Sole voting power: 0
shares beneficially owned by	8	Shared voting power: 18,971,914 (1)
each reporting	9	Sole dispositive power: 0
person with	10	Shared dispositive power: 18,971,914 (1)
11	Aggregate amount beneficially owned by each reporting person 18,971,914 (1)
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
13	Percent of class represented by amount in Row 11 26.2% (2)
14	Type of reporting person (see instructions) IN

(1)

Includes 18,346,914 shares of common stock (“Common Stock”) of Enservco Corporation (the “Issuer”) held by Cross River Partners, L.P. (“Cross River Partners”), a private investment vehicle of which Cross River Management LLC serves as the investment manager, and warrants to purchase 625,000 shares of Common Stock of the Issuer held by Cross River Partners.

(2)

Based on 71,802,546 shares of Common Stock of the Issuer outstanding as of October 7, 2020, as reported by the Issuer to the Reporting Persons (as defined in Item 2 below). See Items 2 and 4 below for agreements among and the beneficial ownership of a potential Section 13(d) group formed among the Reporting Persons.

CUSIP No. 59833J107

1	Names of reporting persons Cross River Partners L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of	7	Sole voting power: 0
shares beneficially owned by	8	Shared voting power: 18,971,914 (1)
each reporting	9	Sole dispositive power: 0
person with	10	Shared dispositive power: 18,971,914 (1)
11	Aggregate amount beneficially owned by each reporting person 18,971,914 (1)
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
13	Percent of class represented by amount in Row 11 26.2% (2)
14	Type of reporting person (see instructions) PN

(1)

Includes 18,346,914 shares of common stock (“Common Stock”) of Enservco Corporation (the “Issuer”) and warrants to purchase 625,000 shares of Common Stock of the Issuer. Such shares of Common Stock and warrants are held directly by Cross River Partners L.P.

(2)

Based on 71,802,546 shares of Common Stock of the Issuer outstanding as of October 7, 2020, as reported by the Issuer to the Reporting Persons (as defined in Item 2 below). See Items 2 and 4 below for agreements among and the beneficial ownership of a potential Section 13(d) group formed among the Reporting Persons.

CUSIP No. 59833J107

1	Names of reporting persons Richard Murphy
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF, PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of	7	Sole voting power: 173,900 (1)
shares beneficially owned by	8	Shared voting power: 18,971,914 (2)
each reporting	9	Sole dispositive power: 173,900 (1)
person with	10	Shared dispositive power: 18,971,914 (2)
11	Aggregate amount beneficially owned by each reporting person 19,145,814 (1)(2)
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
13	Percent of class represented by amount in Row 11 26.4% (3)
14	Type of reporting person (see instructions) IN

(1)

Includes 73,900 shares of common stock (“Common Stock”) of Enservco Corporation (the “Issuer”) and options to purchase 100,000 shares of Common Stock of the Issuer that are currently vested. Such shares of Common Stock and options are held directly by Mr. Murphy.

(2)

Includes 18,346,914 shares of Common Stock of the Issuer held by Cross River Partners, L.P. (“Cross River Partners”) and warrants to purchase 625,000 shares of Common Stock of the Issuer held by Cross River Partners. Cross River Partners is a private investment vehicle of which Cross River Capital Management LLC (“Cross River Capital”) serves as the general partner and Cross River Management LLC (“Cross River Management”) serves as the investment manager. Mr. Murphy serves as the managing member of both Cross River Capital and Cross River Management.

(3)

Based on 71,802,546 shares of Common Stock of the Issuer outstanding as of October 7, 2020, as reported by the Issuer to the Reporting Persons (as defined in Item 2 below). See Items 2 and 4 below for agreements among and the beneficial ownership of a potential Section 13(d) group formed among the Reporting Persons.

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

The name of the issuer is Enservco Corporation, a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 501 South Cherry Street, Suite 1000, Denver, Colorado 80246.  This Amendment to Schedule 13D relates to the Issuer’s Common Stock, $.005 par value (the “Shares”).

ITEM 2. IDENTITY AND BACKGROUND

(a), (f)

The persons filing this statement are Cross River Capital Management LLC, a Delaware limited liability company (“Cross River Capital”), Cross River Management LLC, a Delaware limited liability company (“Cross River Management”), Cross River Partners LP, a Delaware limited partnership (“Cross River Partners”), and Richard Murphy, a United States citizen (“Mr. Murphy”, and collectively with Cross River Capital, Cross River Management and Cross River Partners, the “Reporting Persons”).

(b)	The principal business address of the Reporting Persons is 31 Bailey Avenue, Unit D, Ridgefield, Connecticut 06877.

(c)

Cross River Capital serves as the general partner of Cross River Partners, a private investment vehicle.  Cross River Management serves as the investment manager of Cross River Partners.  Mr. Murphy serves as the managing member of both Cross River Capital and Cross River Management.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 6,054,022 Shares acquired by Cross River Partners were issued upon a September 15, 2020 conversion of subordinated notes in the principal amount of $1,250,000 and $264,737 of accrued interest due to it from the Issuer for a total of $1,514,737 at a conversion price of approximately $0.25 per share. Cross River Partners used working capital to fund the loans evidence the subordinated notes.

ITEM 4.     PURPOSE OF THE TRANSACTION

The Shares held by the Reporting Persons were acquired for investment purposes in the ordinary course of the Reporting Persons’ investment activities. The Reporting Persons are filing this Schedule 13D/A to report a change in their beneficial ownership percentage of the Shares, as indicated in Item 5 below.

Effective January 19, 2016, the board of directors of the Issuer (the “Board”) unanimously consented to increase the number of directors from five to six, and to appoint Mr. Murphy as a member of the Board. There were no arrangements or understandings between Mr. Murphy and any other person pursuant to which he was appointed as a member of the Board.

In connection with Mr. Murphy’s appointment to the Board, Mr. Murphy was granted 100,000 stock options under the Issuer’s 2010 Stock Incentive Plan. The stock options vested as follows: (i) 50,000 on January 1, 2017 (i.e., Mr. Murphy’s first anniversary as a member of the Board), and (ii) 50,000 on January 1, 2018 (i.e., Mr. Murphy’s second anniversary as a member of the Board). All of the stock options are exercisable until 0January 18, 2021 at a strike price of $0.37 per share (being the closing price on January 16, 2016). Mr. Murphy has also become a party to an indemnification agreement with the Issuer in the form attached as Exhibit 10.07 to the Issuer’s annual report on Form 10-K for the year ended December 31, 2013.

On June 28, 2017, Cross River Partners was granted warrants to purchase 1,612,902 Shares (the “Warrants”), at an exercise price of $0.31 per Share, upon entering into two promissory notes with the Issuer. The Warrants were exercisable at any time at the option of the Reporting Persons and were scheduled to expire on June 28, 2022. The Warrants were exercised on June 29, 2018.

On November 11, 2019, Cross River Partners was issued an additional warrant to purchase up to 625,000 Shares, at an exercise price of $0.20 per Share, upon entering into an amended and restated subordinated loan agreement with the Issuer.

Effective May 29, 2020, in connection with the resignation of the Issuer’s previous President and Chief Executive Officer, the Board appointed Mr. Murphy as the Company’s Executive Chairman to serve as the principal executive officer of the Company.

Effective September 15, 2020, Cross River Partners converted subordinated notes in the principal amount of $1,250,000 and $264,737 of accrued interest due to it from the Issuer for a total of $1,514,737, into 6,054,022 Shares at a conversion price of approximately $0.25 per Share.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

(a) - (d)     As of the date hereof, Cross River Capital may be deemed to be the beneficial owner of 18,971,914 Shares, which includes warrants to purchase 625,000 Shares, constituting 26.2% of the Shares outstanding, based upon 71,802,546 Shares outstanding as of October 7, 2020, as adjusted for the unexercised warrants of the Issuer beneficially owned by Cross River Capital. Cross River Capital has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 18,971,914 Shares. Cross River Capital has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 18,971,914 Shares.

As of the date hereof, Cross River Management may be deemed to be the beneficial owner of 18,971,914 Shares, which includes warrants to purchase 625,000 Shares, constituting 26.2% of the Shares outstanding, based upon 71,802,546 Shares outstanding as of October 7, 2020, as adjusted for the unexercised warrants of the Issuer beneficially owned by Cross River Management. Cross River Management has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 18,971,914 Shares. Cross River Management has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 18,971,914 Shares.

As of the date hereof, Cross River Partners may be deemed to be the beneficial owner of 18,971,914 Shares, which includes warrants to purchase 625,000 Shares, constituting 26.2% of the Shares outstanding, based upon 71,802,546 Shares outstanding as of October 7, 2020, as adjusted for the unexercised warrants of the Issuer beneficially owned by Cross River Partners. Cross River Partners has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 18,971,914 Shares. Cross River Partners has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 18,971,914 Shares.

As of the date hereof, Mr. Murphy may be deemed to be the beneficial owner of 19,145,814 Shares, which includes warrants to purchase 625,000 Shares and options to purchase 100,000 Shares, constituting 26.4% of the Shares outstanding, based upon 71,802,546 Shares outstanding as of October 7, 2020, as adjusted for the unexercised warrants and stock options of the Issuer beneficially owned by Mr. Murphy. Mr. Murphy has the sole power to vote or direct the vote of 173,900 Shares and the shared power to vote or direct the vote of 18,971,914 Shares. Mr. Murphy has the sole power to dispose or direct the disposition of 173,900 Shares and the shared power to dispose or direct the disposition of 18,971,914 Shares.

Within the past 60 days, the filing person has had the following transaction:

Effective September 15, 2020, Cross River Partners L.P. converted subordinated notes in the principal amount of $1,250,000 and $264,737 of accrued interest due to it from the Issuer for a total of $1,514,737, into 6,054,022 shares of common stock of the Company at approximately $0.25 per share.

(e)     N/A

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except with respect to the appointment of Mr. Murphy to the Board of the Issuer and as the Principal Executive Officer, his receipt of stock options under the Issuer’s 2010 Stock Incentive Plan, and his becoming a party to an indemnification agreement with the Issuer, as is more fully described in Item 4 above, the Reporting Persons do not have any contract, arrangement, understanding or relationship with respect to the Shares.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

Exhibit A            Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 9, 2020

(Date)

Cross River Capital Management LLC*

By:  /s/ Richard Murphy

Name:  Richard Murphy

Title: Managing Member

Cross River Management LLC*

By:  /s/ Richard Murphy

Name: Richard Murphy

Title: Managing Member

Cross River Partners, LP

By: Cross River Capital Management LLC

By:  /s/ Richard Murphy

Name: Richard Murphy

Title: Managing Member

Richard Murphy*

/s/ Richard Murphy

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, amendment No. 5, dated October 9, 2020, and all future amendments thereto relating to the Common Stock, $.005 par value, of Enservco Corporation shall be filed on behalf of the undersigned.

October 9, 2020

(Date)

Cross River Capital Management LLC

By:  /s/ Richard Murphy

Name: Richard Murphy

Title: Managing Member

Cross River Management LLC

By:  /s/ Richard Murphy

Name: Richard Murphy

Title: Managing Member

Cross River Partners LP

By: Cross River Capital Management LLC

By:  /s/ Richard Murphy

Name: Richard Murphy

Title: Managing Member

Richard Murphy

/s/ Richard Murphy